Exhibit 21.1

Subsidiaries of Paycor HCM, Inc.
As of August 28, 2023

Name	Jurisdiction
Pride Guarantor, Inc.	Delaware
Paycor, Inc.	Delaware
Paltech Solutions, Inc.	British Columbia
Nimble Software Systems, Inc.	Delaware
Paycor Insurance Agency, LLC	Ohio
Paycor Headquarters, LLC	Ohio
Hunter Top Sub Ltd.	Israel
Talenya Ltd.	Israel
Verb, LLC	Delaware